FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Zarb, Frank G.**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) **X** Director ☐ 10% Owner ☐ Officer (give title below) ☐ Other (specify below)
(Last) (First) (Middle) **Frank Zarb Associates, LLC** **65 East 55th Street, 29th Floor**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **February 18, 2003**	7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) **New York, NY 10022**		5. If Amendment, Date of Original (Month/Day/Year)	**X** Form filed by One Reporting Person
(City) (State) (Zip)			☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**2,900**	**D**	
Common Stock	**2/18/03**	**- -**	**P**		**100**	**A**	**$57.61**	**100**	**I**	**Wife**

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)													
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execu-tion Date, if any (Month/Day/Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

DENNIS P. COYLE
Signature of Reporting Person

February 19, 2003
Date